SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 10-C

	Report by Issuer of Securities Quoted on NASDAQ
	Interdealer Quotation System
	Filed Pursuant to Section 13 or 15(d) of The
	Securities Exchange Act of 1934 and
	Rule 13a-17 or 15d-17 thereunder

	                   HEARTLAND EXPRESS, INC.
        	(Exact name of issuer as specified in charter)

    	       2777 Heartland Drive, Coralville, IA  52241
             (Address of principal executive offices)

Issuer's telephone number, including area code  (319) 645-2728


	I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

	1. 	Title of security: Common Stock, par value $.10 per share
     ("Common Stock").

	2. 	Number of shares outstanding before the change: 20,000,000.

	3. 	Number of shares outstanding after the change: 30,000,000.

	4. 	Effective date of change: October 4, 1996.

	5. 	Method of change: Stock Dividend.


   		Give brief description of transaction:

   		A stock dividend of .5 shares for each share outstanding paid to stockholders of record on September 23, 1996, with cash payment in lieu of fractional shares.

	II.  CHANGE IN NAME OF ISSUER


	1.	Name prior to change: NA

	2.	Name after change: NA

	3.	Effective date of charter amendment changing name: NA

	4.	Date of shareholder approval of change, if required: NA



	Dated:  October 4, 1996				      	/s/ John P. Cosaert
                           								Name: John P. Cosaert,
                           								Title:	Vice President and
                                   Chief Financial Officer